Filed by Triarc Companies, Inc.
Pursuant to Rule 425
under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934
Subject Company: Wendy's International, Inc.
Commission File No: 1-08116/
Triarc Companies, Inc.
Commission File No: 1-2207

Presentation

April 30, 2008

Statements herein regarding the proposed transaction between Triarc Companies, Inc. (“Triarc”) and Wendy’s International, Inc. (“Wendy’s”), future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about future expectations constitute forward looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict. Factors that may cause such differences include, but are not limited to, the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, due to, among other things: (1) changes in the quick service restaurant industry; (2) prevailing economic, market and business conditions affecting Triarc and Wendy’s; (3) conditions beyond Triarc’s or Wendy’s control such as weather, natural disasters, disease outbreaks, epidemics or pandemics impacting Triarc’s and/or Wendy’s customers or food supplies or acts of war or terrorism; (4) changes in the interest rate environment; (5) changes in debt, equity and securities markets; (6) changes in the liquidity of markets in which Triarc or Wendy’s participates; (7) the availability of suitable locations and terms for the sites designated for development; (8) cost and availability of capital; (9) adoption of new, or changes in, accounting policies and practices; and (10) other factors discussed from time to time in Triarc’s and Wendy’s news releases, public statements and/or filings with the Securities and Exchange Commission (the “SEC”), especially the “Risk Factors” sections of Triarc’s and Wendy’s Annual and Quarterly Reports on Forms 10-K and 10-Q, which are available at the SEC’s website at http://www.sec.gov.  Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder or regulatory approvals, or the failure of other closing conditions.  Triarc and Wendy’s caution that the foregoing list of factors is not exclusive. Although we believe that the assumptions underlying the projected results and other forward-looking statements are reasonable as of the date hereof, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or other forward-looking statements included in this presentation will prove to be accurate and the variations could be material. In light of the significant uncertainties inherent in such projected results and other forward-looking statements included herein, the inclusion of such information should not be regarded as a representation of future results or that the objectives and plans expressed or implied by such forward-looking statements will be achieved. None of Triarc, Wendy’s or any of their affiliates or representatives warrants or guarantees any such forward-looking statements in any way. We do not undertake and  pecifically decline any obligation to disclose the results of any revision that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. The information contained in this presentation relating to Wendy’s or Triarc has been derived from publicly available information and from information provided by such party and its representatives, and has not been independently verified by the other party and no warranty is made by such other party that such information is accurate.

Notes Regarding Forward-Looking
Statements and Other Matters

In connection with the proposed merger, Triarc will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Triarc and Wendy’s and that also constitutes a prospectus of Triarc.  Triarc and Wendy’s each will mail the proxy statement/prospectus to its stockholders.  Before making any voting decision, Triarc and Wendy’s urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).  You may also obtain these documents, free of charge, from Triarc’s website (www.triarc.com) under the heading “Investor Relations” and then under the item “SEC Filings and Annual Reports”.  You may also obtain these documents, free of charge, from Wendy’s website (www.wendys.com) under the tab “Investor” and then under the heading “SEC Filings.”

Triarc,  Wendy’s and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Triarc and Wendy’s stockholders in favor of the stockholder approvals required in connection with the merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Triarc and Wendy’s stockholders in connection with the stockholder approvals required in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about Triarc’s executive officers and directors in Amendment No. 2 to its Annual Report on Form 10-K, filed with theSEC on April 25, 2008.  You can find information about Wendy’s executive officers and directors in its Amendment No. 1 to its Annual Report on Form 10-K, filed with the SEC on April 28, 2008.  You can obtain free copies of these documents from Triarc and Wendy’s using the contact information above.

Notes (Cont’d)

Agenda

Investment Highlights

Management Introduction

Arby’s Overview

Transaction Overview

Transaction Rationale

Creating Value for All Shareholders

Investment Highlights

Combination of two iconic brands creating one of the leading restaurant companies in the world

Over 10,000 restaurants in the U.S.

Approximately $12.5 billion in system-wide sales

Two strong franchisee systems

Potential for significant operating improvement and G&A cost savings

Multiple levers to drive revenue growth

Attractive pro forma free cash flow profile

Moderately leveraged new company with flexible capital structure

Opportunity to close the valuation gap with restaurant peers

Triarc’s sole operating business is Arby’s®

Arby’s senior management team has a long history in the restaurant sector and significant public company experience

Management Introduction

President and CEO of Arby’s Inc., from 1997 – 1999

Rejoined Arby’s in 2006

Appointed CEO of Triarc in 2007

Successfully led operational turnarounds and financial
restructuring at AMF Bowling and American Golf

President and CEO of AMF Bowling from 1999 – 2003

President and CEO of American Golf from 2003 – 2005

Also held management positions at KFC International, Schering-
Plough, Pepsi Cola International and Procter & Gamble

Roland Smith

CEO of Triarc and Arby’s

CEO of Triarc  and Arby’s

Joined Arby’s as CFO in 2006

Appointed SVP and CFO of Triarc in 2007

18 years of public company CFO experience including James
River, AMF and Cadmus Communications

Steve Hare

SVP and CFO of Triarc

CFO of Arby’s

Experience

Name

Title

Arby’s Overview

Business Description

Arby’s is the second largest sandwich
chain in the U.S. with system-wide
sales of approximately $3.5 billion

40+ year brand heritage of slow-
roasted, hand-carved roast beef
positioned as superior quality to other leading QSRs

A leader in premium sandwiches with
Market Fresh ® sandwiches, subs,
wraps and salads with the convenience
of drive-thru service

Expanding footprint with
approximately 3,700 restaurants
across the U.S. and Canada

Significant growth opportunities in both
the U.S. and international markets

Overview of Arby's

Source:  Triarc Management and Company public filings

Products

Arby’s U.S. Locations

State Concentrations

       139 to 250

       83 to 139

       44 to 83

       19 to 44

       1 to 19

7

65

41

22

18

16

132

35

70

81

30

67

49

48

14

14

95

169

83

85

53

195

147

181

72

44

134

111

101

23

31

139

70

154

178

94

150

27

19

43

106

32

290

0

1

6

12

8

4/28/06

Franchise Services

Count as of P03 2008

10

31%
69%
Franchisees
2,538

4.0%
3.0%
2.0%
0.0%
(2.0%)
2000
2002
2003
2004
2007

4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0

	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Franchisee	2,241	2,335	2,423	2,500	2,577	2,667	3,092	3,135	3,228	3,319	3,351	3,164	3,214	3,228	2,467	2,524	2,582
COS	260	268	259	288	373	355	0	0	0	0	0	239	236	233	1,039	1,061	1,106
Total	2,501	2,603	2,682	2,788	2,950	3,022	3,092	3,135	3,228	3,319	3,351	3,403	3,450	3,461	3,506	3,585	3,688

April 30, 2008

Stable Growth Profile

Restaurant Unit Mix

System-wide Same Store Sales Growth

3,694 Total Restaurants (as of March 2008)

Company- Owned

1,156

Restaurant Unit Growth

Acquired RTM, Arby's largest franchisee

Acquired RTM,
Arby’s largest
franchisee

High-Performance Culture

Track record of turning around underperforming restaurants and operating company-owned stores, which have the best margins in the Arby’s system

Accountability through ownership mentality

Focus on brand development, improving store-level margins and free cash flow

Between 1997 and 2005, Arby’s management team (while at
RTM) integrated 39 acquisitions of 519 restaurants, substantially improving operations and margins

Following RTM’s purchase by Triarc, Arby’s management team
leveraged RTM’s operational expertise to increase the average unit volumes (“AUVs”) at 235 existing company-owned stores by nearly 10% and store level EBITDA margins by more than 300
bps by 2007 (from pre-acquisition levels)

History of successful operational
turnarounds

Demonstrated ability to deliver
strong financial results

10-year average same store sales growth of 1.7%

Strong restaurant-level EBITDAR margins (25.5% in 2007)

Attractive new unit restaurant-level Return on Investment of
21.0%(EBITDA / Investment (ex-land))1

Arby’s Successful Track Record

1 Land is included in rent expense

Transaction Overview

Triarc and Wendy's signed a definitive merger agreement on April 23,
2008

Closing subject to regulatory approvals and customary closing conditions

Majority votes of shareholders of both companies required to approve the merger and related matters

Wendy’s shareholders will receive 4.25 shares of Triarc Class A
Common Stock for each Wendy’s share they own

Transaction is expected to close in the second half of 2008

Transaction Overview

Post merger company will be incorporated in Delaware

Shareholder friendly governance structure and proactive communications

Triarc’s Board will have 12 members - two directors nominated by Wendy’s

Triarc will change its corporate name post-merger to include “Wendy's” and is expected to have a single class of common stock that trades under symbol “WEN”

Corporate
Governance

Management

Administration

Admini-  stration

Roland Smith, current CEO of Triarc, will serve as CEO of the combined entity and CEO of the Wendy’s brand

Steve Hare will serve as CFO of the combined entity

Tom Garrett will serve as CEO of the Arby’s brand

Arby’s and Wendy’s will operate as autonomous brand business units headquartered in Atlanta, GA and Dublin, OH, respectively

Messrs. Peltz and May will continue as Triarc directors and, together with related entities, will have an approximate 10% economic beneficial interest
(and related voting power) in the combined entity

Corporate Structure

Transaction Rationale

Wendy’s is the third largest quick-service hamburger chain with 6,645 restaurants as of FY 2007

Approximately $9 billion in system-wide sales

79% franchised / 21% company-owned

Quality leader among the Big Three hamburger chains by using the freshest products – Beef is  “Always Fresh, Never Frozen”

Diversified product offering with long tradition of innovation

Generated U.S. average unit volumes for company-operated and franchised units of approximately $1.4 million and $1.3 million, respectively, for FY
2007

In 2007, the Zagat Survey awarded Wendy’s the “Best Burger” and #1 in food quality among all QSR ‘megachains’

Dedicated to “doing what’s right” with customers and the community

Wendy’s is an Iconic Brand

Transaction Rationale

Re-energize the Wendy’s
Brand to Drive Sales

Revitalize advertising
message and target the
right customer

Re-emerge as leader in
product innovation

Improve execution of
new products

Improve Wendy’s Store-Level
Operations and Margins

$100 million in
incremental EBITDA

Institute ownership
mentality and pay for
performance culture

Create a spirit of
partnership with
franchisees

Right-size Combined
Corporate Structure

$60 million cost
reduction

Capitalize on
targeted operational
efficiencies

Realize corporate-
level synergies

Continued daypart expansion at Wendy’s and Arby’s

Ample opportunity for domestic new unit development,
particularly at Arby’s

Wendy’s and Arby’s international market expansion

Additional Growth Opportunities

Creating Value for All Shareholders

Transaction Exchange Ratio	4.25
Wendy's Basic Shares Outstanding [1]	87
Newly Issued Shares	371
Triarc's Basic Shares Outstanding [1]	93
Pro forma Basic Shares Outstanding	464

2007 Triarc Restaurant Segment EBITDA [2]	$168
2007 Wendy's Standalone Adjusted EBITDA [2],[3]	305
2007 Combined Company PF EBITDA	$474
Potential Margin Improvement	100
Potential Operational Efficiencies & Synergies	60
Pro forma EBITDA	$634

2007 Triarc Net Debt [1],[4]	$545
2007 Wendy's Standalone Net Debt [1]	358
2007 Combined Company PF Net Debt	$903

[1] From Wendy's and Triarc's Annual Reports on Form 10-K filed on February 27, 2008 and February 29, 2008, respectively.

[2] From Wendy's and Triarc's Current Reports on Form 8-K filed on February 4, 2008 and March 12, 2008, respectively.

[3] Wendy's EBITDA from continuing operations is adjusted to exclude restructuring charges and special committee expenses.

[4] Triarc's net debt reflects $740 million of total debt reduced by cash, cash equivalents and incremental investments of $195 million (excludes all Deerfield related equity and debt securities).

April 30, 2008

Creating Value for Shareholders

Select Combined Company Financials

(Dollars and shares in millions)

Investment Highlights

Combination of two iconic brands creating one of the leading restaurant companies in the world

Over 10,000 restaurants in the U.S.

Approximately $12.5 billion in system-wide sales

Two strong franchisee systems

Potential for significant operating improvement and G&A cost savings

Multiple levers to drive revenue growth

Attractive pro forma free cash flow profile

Moderately leveraged new company with flexible capital structure

Opportunity to close the valuation gap with restaurant peers

QUALITY IS OUR RECIPE

Wendy's®

OLD FASHIONED
HAMBURGERS®

Arby's®